CI Financial


Sheila A. Murray
*Executive Vice-President,*
*General Counsel and Secretary*
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com


SUPPL

[redacted]

09046078

SEC
Mail Processing
Section
MAY 11 2009
Washington, DC
122

May 1, 2009

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management

**Re: ~~CI Financial Corp.~~ (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund**
**Rule 12g3-2(b) under the Securities Exchange Act of 1934**
**Your File No. 82-4994**

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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5/18

CI Investments®

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

# News Release

**TSX Symbol: HYB.UN** **FOR IMMEDIATE RELEASE**

## DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

**Toronto, March 20, 2009** – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending March 31, 2009 of $0.20 per unit payable on April 15, 2009 to unitholders of record as at March 31, 2009.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\ddj\distrib\2009\march\march-09.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

# News Release

**FOR IMMEDIATE RELEASE** **TSX Symbol: CIX**

## CI Financial assets under management grow 5.5% in March

TORONTO (April 1, 2009) – CI Financial Corp. ("CI") today reported gross sales of $702 million and net sales of $59 million in March. Assets under management increased by $2.8 billion or 5.5% over the month to $53.2 billion at March 31, 2009. Total fee-earnings assets were $78.1 billion, representing an increase of $3.8 billion or 5.1%.

"CI experienced a material increase in assets over the month as global equity markets rallied," said Stephen A. MacPhail, CI President. "This is a positive development for fund investors and CI shareholders and marks a favourable start to the second quarter."

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $77 million in long-term funds and net redemptions of $14 million in money market funds. There were $4 million in net redemptions related to deposit notes, which reflects a rebalancing of the deposit notes and not a redemption by clients from the product.

Assets under management at March 31, 2009, consisted of investment funds at CI Investments and United Financial of $49.2 billion, institutional assets of $3.7 billion and structured product assets of $379 million. CI also reported assets under administration of $24.0 billion, which consisted of $17.7 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $6.2 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $942 million.

"Additionally, there was positive news for CI in the recent Ontario budget with the announcement of a significant reduction in corporate tax rates," Mr. MacPhail said. "CI's combined tax rate will decline from 33% today to 25% in a few years, which will increase CI's after-tax income by 12%."

Meanwhile, CI expects to release its financial results for the first quarter of 2009 on May 12, 2009.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

| CI FINANCIAL CORP. March 31, 2009 MONTH-END STATISTICS | | | |
|---|---|---|---|
| MONTHLY SALES DATA RETAIL MANAGED FUNDS | GROSS SALES (millions) | REDEMPTIONS (millions) | NET SALES (millions) |
| Long-term funds | $574 | $497 | $77 |
| Short-term funds | $128 | $142 | -$14 |
| Sales related to deposit notes | $0 | $4 | -$4 |
| TOTAL RETAIL FUNDS | $702 | $643 | $59 |

| FEE-EARNING ASSETS | February 28/09 (millions) | March 31/09 (millions) | % Change |
|---|---|---|---|
| Retail managed funds | $46,598 | $49,152 | 5.5% |
| Structured products | 372 | 379 | 1.9% |
| TOTAL retail assets under management | $46,970 | $49,531 | 5.5% |
| Institutional managed assets | 3,474 | 3,682 | 6.0% |
| TOTAL assets under management | $50,444 | $53,213 | 5.5% |
| Assante assets under administration* | 16,975 | 17,739 | 4.5% |
| Blackmont assets under administration | 5,954 | 6,218 | 4.4% |
| TOTAL assets under administration | $22,929 | $23,957 | 4.5% |
| CI other fee-earning assets | 953 | 942 | -1.2% |
| TOTAL FEE-EARNING ASSETS | $74,325 | $78,112 | 5.1% |

| MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT | February 28/09 (millions) | March 31/09 (millions) | % Change |
|---|---|---|---|
| Monthly average retail assets | $48,237 | $47,828 | -0.8% |

| QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT | December 31/08 (millions) | March 31/09 (millions) | % Change |
|---|---|---|---|
| Quarterly average retail assets | $50,380 | $48,681 | -3.4% |

| FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT | December 31/08 (millions) | March 31/09 (millions) | % Change |
|---|---|---|---|
| Fiscal year average retail assets | $60,208 | $48,681 | -19.1% |

| EQUITY | | FINANCIAL POSITION (millions unless otherwise indicated) | |
|---|---|---|---|
| Total outstanding shares | 293,613,031 | Bank debt | $931 |
| QTD weighted avg. shares | 293,186,982 | Cash and marketable securities | (72) |
| Yield at $13.99 | 3.4% | Net debt outstanding | $859 |
| In-the-money options | 5,057,153 | In-the-money option liability (net of tax) | $7 |
| Percentage of all options | 68% | Terminal redemption value of funds | $795 |
| All options % of shares | 2.5% | Quarter-to-date equity-based compensation** | $1 |

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($14.50) to March 31, 2009 ($13.99).

| GEOGRAPHIC EXPOSURE OF AUM | | | |
|---|---|---|---|
| **Canada** | 46% | **Asia** | 3% |
| **United States** | 25% | **Other** | 3% |
| **Europe** | 9% | **Cash** | 14% |

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

*This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.*

-30-

*For further information:*
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

# News Release

**TSX Symbol: CXC.PR.A** **FOR IMMEDIATE RELEASE**

## CIX Split Corp. Announces
## Distribution for Month Ending April 30, 2009

**Toronto, April 2, 2009** – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending April 30, 2009 of $0.04167 per Priority Equity Share payable on April 30, 2009 to unitholders of record as at April 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2009\apr\rel-cxc.doc

UNITED FINANCIAL™

2 Queen Street East, Nineteenth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-644-5650 Toll Free: 1-866-644-5650
www.unitedfinancial.ca

# News Release

**FOR IMMEDIATE RELEASE**

**United Financial announces proposed fund mergers, portfolio management change**

TORONTO (April 15, 2009) – United Financial Corporation, the manager of the United Funds, announced today its intention to merge each United Diversified Fund into its corresponding United Value Fund and United Growth Fund.

The current investment mandate of each United Diversified Fund is comprised of a combination of a value mandate and a growth mandate. Under the proposal, each merger will involve the United Diversified Fund merging a portion of its assets into the United Value Fund and a portion into the United Growth Fund, as follows, with the approximate proportion allocated to each fund in brackets:

- Canadian Equity Diversified Pool will be merged into Canadian Equity Value Pool (60%) and Canadian Equity Growth Pool (40%).
- Canadian Equity Diversified Corporate Class will be merged into Canadian Equity Value Corporate Class (60%) and Canadian Equity Growth Corporate Class (40%);
- US Equity Diversified Pool will be merged into US Equity Value Pool (50%) and US Equity Growth Pool (50%);
- US Equity Diversified Corporate Class will be merged into US Equity Value Corporate Class (50%) and US Equity Growth Corporate Class (50%);
- International Equity Diversified Pool will be merged into International Equity Value Pool (50%) and International Equity Growth Pool (50%);
- International Equity Diversified Corporate Class will be merged into International Equity Value Corporate Class (50%) and International Equity Growth Corporate Class (50%).

"The mergers will streamline and simplify our lineup while putting investors into pools with more precise investment mandates than the blended mandates of the diversified funds," said Steven J. Donald, President and Chief Operating Officer of United Financial. "The mergers will not change investors' overall market exposure or reduce their ability to build a diversified portfolio, according to their preferences, using the United lineup."

In addition, United Financial announced that CI Global Holdings Inc., which carries on business as Cambridge Advisors of Boston and is a subsidiary of CI Investments Inc., has been appointed portfolio manager of a portion of International Equity Growth Pool and International Equity Growth Corporate Class, effective May 22. The remainder will continue to be managed by Picton Mahoney Asset Management.

Cambridge Advisors currently manages the growth portion of International Equity Diversified Pool and International Equity Diversified Corporate Class. Cambridge is led by Alan Radlo, Senior Vice-President, Portfolio Management, who has more than 25 years of experience in managing Canadian, U.S. and global large and small-cap equity portfolios.

There are no other changes to the portfolio management of the continuing funds.

In each merger, assets of the United Diversified Fund will be sold in return for units or shares (as applicable) of the United Value Fund and United Growth Fund. The United Diversified Fund then will terminate and each investor's units or shares of the United Diversified Fund will be replaced with a proportionate number of units or shares of both the United Value Fund and the United Growth Fund.

While the mergers involving Canadian Equity Diversified Pool, US Equity Diversified Pool and International Equity Diversified Pool will not be eligible for tax-free rollover treatment, United Financial expects that the mergers will result in minimal, if any, tax liability for such United Diversified Funds and their unitholders. The mergers involving Canadian Equity Diversified Corporate Class, US Equity Diversified Corporate Class and International Equity Diversified Corporate Class will be eligible for tax-free rollover treatment for their shareholders. To the extent that any such United Diversified Fund disposes of units of another United Diversified Fund as a result of a merger, United Financial expects that the disposition will result in minimal, if any, tax liability.

Investors in each United Diversified Fund will be asked to approve its merger at special meetings of securityholders to be held on or about May 22, 2009. Each merger also is subject to regulatory approval and, for corporate law requirements, approval by the shareholders of the continuing United Value Funds and United Growth Funds that are structured as Corporate Classes. Subject to approval, the mergers will take effect after the close of business on or about May 22, 2009.

**About United Financial**

United Financial Corporation is a Canadian investment management and wealth planning firm. It provides customized managed portfolio solutions for individuals, families and businesses through the Artisan Portfolios, Institutional Managed Portfolios, Evolution Private Managed Accounts, Optima Strategy, and Private Client Managed Portfolios programs distributed through advisors with Assante Wealth Management. United Financial is on the Web at www.unitedfinancial.ca.

United Financial is wholly owned by CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $78 billion in fee-earning assets as of March 31, 2009. CI Financial is on the Web at www.ci.com/cix.

-30-

*For further information:*
Steven J. Donald
President and Chief Operating Officer
United Financial Corporation
(416) 644-5650

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

# News Release

**FOR IMMEDIATE RELEASE**

## Skylon Funds Announce Distributions For Month Ending April 30, 2009

**Toronto, April 16, 2009** – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending April 30, 2009 payable on May 14, 2009 to unitholders of record as at April 30, 2009:

| Skylon Fund | TSX Symbol | Distribution Amount |
|---|---|---|
| Convertible & Yield Advantage Trust | CNV.UN | Cdn$0.1458 per unit |
| High Yield & Mortgage Plus Trust | HYM.UN | Cdn$0.15625 per unit |
| Signature Diversified Value Trust | SDF.UN | Cdn$0.0666 per unit |
| Skylon Global Capital Yield Trust | SLP.UN | Cdn$0.1510 per unit |
| Skylon Global Capital Yield Trust II | SPO.UN | Cdn$0.1510 per unit |
| Skylon Growth & Income Trust | SKG.UN | Cdn$0.05833 per unit |
| Skylon International Advantage Yield Trust | | |
| Series A units | SIA.UN | Cdn$0.1042 per unit |
| Series B units | SIA.U | US$0.0417 per unit |
| Yield Advantage Income Trust | YOU.UN | Cdn$0.0583 per unit |

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

# News Release

**FOR IMMEDIATE RELEASE** **TSX Symbol: TCZ**

## CI Investments announces the completion of the public offering of Trident Performance Corp. II

TORONTO (April 27, 2009) – CI Investments Inc. ("CI"), the manager of Trident Performance Corp. II (the "Corporation"), announced today that the Corporation has completed its initial public offering of 4,400,000 Class A Shares at a price of $10 each, for total gross proceeds of $44,000,000. The Class A Shares are now trading on the Toronto Stock Exchange under the symbol TCZ.

The investment objective of the Corporation is to provide tax-efficient risk-adjusted long-term rates of return by obtaining exposure to a global macroeconomic portfolio. The global macroeconomic portfolio may provide long and/or short exposure to any of the following: equity and fixed-income securities, commodities, currencies and derivative instruments that provide exposure to any or all of the foregoing or to general or specific market indexes.

The portfolio is actively managed by Trident Investment Management, LLC of New York, and is positioned to benefit from significant global macroeconomic trends. Chief Investment Officer of Trident Investment Management is Nandu Narayanan, who has 17 years of investment industry experience.

TD Securities Inc., Blackmont Capital Inc., National Bank Financial Inc., CIBC World Markets Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation, HSBC Securities (Canada) Inc., GMP Securities L.P., Raymond James Ltd. and Richardson Partners Financial Limited were the agents for the offering.

CI Investments Inc. is one of Canada's largest investment management companies. It offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $78 billion in fee-earning assets as of March 31, 2009.

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*For further information:*
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145